Exhibit 99.1

Scienjoy Reports Second Quarter 2023 Unaudited Financial Results

Second Quarter 2023 Adjusted Net Income Attributable to the Company’s Shareholders up 41.3% Year Over Year

BEIJING, Sept. 6, 2023 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading provider of live streaming and entertainment platforms, today announced its financial results for the second quarter and first half of fiscal year 2023 ended June 30, 2023.

Second Quarter 2023 Operating and Financial Highlights

●	Total net revenues was RMB363.2 million (US$50.1 million) for the three months ended June 30, 2023, as compared with RMB506.5 million in the same period of 2022.

●	Gross profit was RMB50.4 million (US$7.0 million) for the three months ended June 30, 2023, as compared with RMB93.2 million in the same period of 2022.

●	Net income attributable to the Company’s shareholders increased by 25.2% to RMB84.7 million (US$11.7 million) for the three months ended June 30, 2023, from RMB67.7 million in the same period of 2022.

●	Adjusted net income attributable to the Company’s shareholders increased by 41.3% to RMB86.8 million (US$12.0 million) for the three months ended June 30, 2023, from RMB61.5 million in the same period of 2022.

●	Total paying users was 210,673 for the three months ended June 30, 2023, as compared with 268,722 in the same period of 2022.

First Half 2023 Operating and Financial Highlights

●	Total net revenues was RMB667.4 million (US$92.0 million) for the six months ended June 30, 2023, as compared with RMB970.0 million in the same period of 2022.

●	Gross profit was RMB90.5 million (US$12.5 million) for the six months ended June 30, 2023, as compared with RMB207.6 million in the same period of 2022.

●	Net income attributable to the Company’s shareholders was RMB81.6 million (US$11.2 million) for the six months ended June 30, 2023, as compared with RMB150.9 million in the same period of 2022.

●	Adjusted net income attributable to the Company’s shareholders was RMB92.0 million (US$12.7 million) for the six months ended June 30, 2023, as compared with RMB139.2 million in the same period of 2022.

●	Total paying users was 325,924 for the six months ended June 30, 2023, as compared with 445,753 in the same period of 2022.

●	As of June 30, 2023, the Company had RMB202.8 million (US$28.0 million) in cash and cash equivalents, which represented an increase of RMB27.5 million from RMB175.3 million as of December 31, 2022.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “The rapid evolution of the Metaverse and AI technology is not only altering the landscape of online entertainment but reshaping the way we at Scienjoy see our future. The potential to immerse consumers in richer, more intelligent, and individualized experiences opens doors to boundless business horizons. Building on our earlier commitment, we’re now doubling down on crafting our distinct open Metaverse platform and ecosystem. With our recent strategic investment in DVCC TECHNOLOGY L.L.C (“DVCC”), Scienjoy is taking bold steps to embrace the metaverse revolution. This collaboration is a testament to our forward-looking vision and commitment to innovation. By leveraging cutting-edge AI technology, we are excited to usher in a new era of entertainment experiences. The “Dubai Verse Cup” project developed by DVCC is based on our SJ Verse platform and showcases our metaverse lifestyle. This partnership is just the beginning, and we’re eager to provide even more groundbreaking applications in the near future, further redefining how people connect and engage in the metaverse.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “During the second quarter of 2023, we have seen a significant increase of 41.3% to RMB86.8 million (US$12.0 million) in adjusted net income attributable to the Company’s shareholders, despite a decrease in net revenues. The financial results underscore our unwavering profitability even within the context of a challenging macroeconomic landscape. We are monitoring the industry trends closely while honing our business strategies to seize growth opportunities and augment our revenue streams.

We remain focused on growing our live streaming business, making every effort to enhance our user engagement and expand virtual scenarios to optimize our platforms. The investment in DVCC is not only a strategic move, but also an investment in the future of entertainment. As we expand our footprint into the metaverse, we believe this venture aligns perfectly with our growth strategy. We’re excited about the potential synergies this collaboration brings to Scienjoy, as we capitalize on the evolving landscape of virtual experiences and interconnected platforms. Specifically, we will continue to invest in the development of our Metaverse platform and meanwhile expand our business on the global market. We have strong faith in the potential for our business growth as well as our value generation capacity.”

Second Quarter 2023 Financial Results

Total net revenues decreased to RMB363.2 million (US$50.1 million) for the three months ended June 30, 2023 from RMB506.5 million in the same period of 2022, primarily caused by decrease of paying users and average ARPPU due to competitive landscape of China’s mobile live streaming market.

Cost of revenues decreased to RMB312.7 million (US$43.1 million) for the three months ended June 30, 2023 from RMB413.4 million in the same period of 2022. This decrease was primarily attributable to a year-over-year decrease of RMB97.4 million, or 26.2%, in the Company’s revenue sharing fees and content costs, which was in line with the decrease of revenue for the three months ended June 30, 2023 due to fewer marketing activities.

Gross profit decreased to RMB50.4 million (US$7.0 million) for the three months ended June 30, 2023 from RMB93.2 million in the same period of 2022.

Total operating expenses increased to RMB38.9 million (US$5.4 million) for the three months ended June 30, 2023 from RMB37.5 million in the same period of 2022.

●	Sales and marketing expenses decreased to RMB257,000 (US$35,000) for the three months ended June 30, 2023 from RMB452,000 in the same period of 2022, primarily due to fewer marketing activities.

●	General and administrative expenses increased to RMB19.1 million (US2.6 million) for the three months ended June 30, 2023 from RMB15.4 million in the same period of 2022, primarily caused by increase of RMB3.9 million in share based compensation

●	Research and development expenses amounted to RMB18.1 million (US$2.5 million) and RMB18.3 million for the three months ended June 30, 2023 and 2022.

●	Provision for doubtful accounts decreased to RMB1.4 million (US$189,000) for the three months ended June 30, 2023 from RMB3.4 million in the same period of 2022.

Income from operations decreased to RMB11.5 million (US$1.6 million) for the three months ended June 30, 2023 from RMB55.6 million in the same period of 2022.

Change in fair value of contingent consideration decreased to a gain of RMB2.5 million (US$350,000) for the three months ended June 30, 2023 from RMB6.1 million in the same period of 2022. Change in fair value of contingent consideration is derived from acquisition of Beelive on August 10, 2020, and acquisition of Hongle on January 1, 2022 which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities decreased to a gain of RMB2.1 million (US$288,000) for the three months ended June 30, 2023 from RMB3.9 million in the same period of 2022. The Company’s warrants assumed from the SPAC acquisition that has complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security increased to a gain of RMB63.6 million (US$8.8 million) for the three months ended June 30, 2023 from RMB406,000 in the same period of 2022. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to one directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company, and completed a de-spac transaction on May 23, 2023 with its new ticker “SDA” The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Investment loss amounted to a loss of RMB3.9 million (US$534,000) for the three months ended June 30, 2023 as compared with an income of RMB346,000 in the same period of 2022. Investment loss was primary related to impairment of RMB3.8 million in investment in Beijing Dunengmaihuo Culture Media Co., Ltd. due to sluggish financial conditions and operating performances for the three months ended June 30, 2023. Investment income primarily resulted from the Company’s investment in Qingdao Sixiang Zhuohong Private Equity LP for the three months ended June 30, 2022.

Net income increased to RMB84.9 million (US$11.7 million) for the three months ended June 30, 2023 from RMB67.4 million in the same period of 2022.

Net income attributable to the Company’s shareholders increased to RMB84.7 million (US$11.7 million) for the three months ended June 30, 2023 from RMB67.7 million in the same period of 2022.

Adjusted net income attributable to the Company’s shareholders increased to RMB86.8 million (US$12.0 million) for the three months ended June 30, 2023 from RMB61.5 million in the same period of 2022.

Basic and diluted net income per ordinary share was RMB2.09 (US$0.29) and RMB2.08 (US$0.29) for the three months ended June 30, 2023, respectively. In comparison, basic and diluted net income per ordinary share were both RMB1.75 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share were both RMB2.15 (US$0.30) and RMB2.13 (US$0.29) for the three months ended June 30, 2023, respectively. In comparison, adjusted basic and diluted net income per ordinary share were both RMB1.59 in the same period of 2022.

First Half 2023 Financial Results

Total net revenues decreased to RMB667.4 million (US$92.0 million) for the six months ended June 30, 2023 from RMB970.0 million in the same period of 2022, primarily caused by decrease of paying users and average ARPPU due to competitive landscape of China’s mobile live streaming market.

Cost of revenues decreased to RMB576.9 million (US$79.6 million) for the six months ended June 30, 2023 from RMB762.3 million in the same period of 2022. This decrease was primarily attributable to a year-over-year decrease of RMB169.3 million, or 24.9%, in the Company’s revenue sharing fees and content costs, which was in line with the decrease of revenue for the six months ended June 30, 2023

Gross profit decreased to RMB90.5 million (US$12.5 million) for the six months ended June 30, 2023 from RMB207.6 million in the same period of 2022.

Total operating expenses increased to RMB74.1 million (US$10.2 million) for the six months ended June 30, 2023 from RMB73.8 million in the same period of 2022.

●	Sales and marketing expenses decreased to RMB466,000 (US$64,000) for the six months ended June 30, 2023 from RMB1.0 million in the same period of 2022, primarily due to fewer marketing activities.

●	General and administrative expenses increased to RMB36.5 million (US$5.0 million) for the six months ended June 30, 2023 from RMB34.5 million in the same period of 2022, primarily caused by increase of RMB3.3 million in share based compensation and RMB2.5 million decoration expenses, offset by decrease of RMB3.8 million in consulting and professional fees.

●	Research and development expenses amounted to RMB34.9 million (US$4.8 million) and RMB35.1 million for the six months ended June 30, 2023 and 2022.

●	Provision for doubtful accounts decreased to RMB2.2 million (US$308,000) for the six months ended June 30, 2023 from RMB3.1 million in the same period of 2022.

Income from operations decreased to RMB16.4 million (US$2.3 million) for the six months ended June 30, 2023 from RMB133.9 million in the same period of 2022.

Change in fair value of contingent consideration decreased to a loss of RMB2.0 million (US$273,000) for the six months ended June 30, 2023 from a gain of RMB10.8 million in the same period of 2022. Change in fair value of contingent consideration is derived from acquisition of Beelive on August 10, 2020, and acquisition of Hongle on January 1, 2022 which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities decreased to a gain of RMB153,000 (US$21,000) for the six months ended June 30, 2023 from RMB8.4 million in the same period of 2022. The Company’s warrants assumed from the SPAC acquisition that has complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security increased to a gain of RMB65.1 million (US$9.0 million) for the six months ended June 30, 2023 from RMB867,000 in the same period of 2022. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to one directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company and completed a de-spac transaction on May 23, 2023 with its new ticker “SDA”. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Investment loss amounted to a loss of RMB4.1 million (US$564,000) for the six months ended June 30, 2023 as compared with an income of RMB597,000 in the same period of 2022. Investment loss primary related to impairment of RMB3.8 million in investment in Beijing Dunengmaihuo Culture Media Co., Ltd. due to sluggish financial conditions and operating performances for the six months ended June 30, 2023. Investment income primarily resulted from the Company’s investment in Qingdao Sixiang Zhuohong Private Equity LP for the six months ended June 30, 2022.

Net income decreased to RMB79.3 million (US$10.9 million) for the six months ended June 30, 2023 from RMB150.6 million in the same period of 2022.

Net income attributable to the Company’s shareholders decreased to RMB81.6 million (US$11.2 million) for the six months ended June 30, 2023 from RMB150.9 million in the same period of 2022.

Adjusted net income attributable to the Company’s shareholders decreased to RMB92.0 million (US$12.7 million) for the six months ended June 30, 2023 from RMB139.2 million in the same period of 2022.

Basic and diluted net income per ordinary share was RMB2.02(US$0.28) and RMB2.01 (US$0.28) for the six months ended June 30, 2023. In comparison, basic and diluted net income per ordinary share were both RMB4.06 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share was RMB2.28 (US$0.31) and RMB2.26 (US$0.31) for the six months ended June 30, 2023. In comparison, adjusted basic and diluted net income per ordinary share were both RMB3.75 in the same period of 2022.

As of June 30, 2023, the Company had RMB202.8 million (US$28.0 million) in cash and cash equivalents, which represented an increase of RMB27.5 million from RMB175.3 million as of December 31, 2022.

Business Outlook

The Company expects its total net revenues to be in the range of RMB330 million to RMB360 million in the third quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly with respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Development

On September 6, 2023, the Company announced its strategic investment of US$3 million to acquire a 30% equity interest in DVCC TECHNOLOGY L.L.C, a Dubai-based metaverse company dedicated to transforming entertainment through innovation. This pivotal move signifies Scienjoy’s unwavering commitment to metamorphosing its business transformation strategy from mobile entertainment to metaverse lifestyle, catalyzed by global expansion starting from the dynamic Middle East and North Africa (MENA) region.

About Scienjoy Holding Corporation

Scienjoy Holdings Corporation (NASDAQ: SJ) is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2023, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	175,292	202,760	27,962
Accounts receivable, net	316,657	255,101	35,179
Prepaid expenses and other current assets	115,170	95,373	13,153
Amounts due from related parties	1,115	63	9
Investment in marketable security	40,548	105,697	14,576
Total current assets	648,782	658,994	90,879

Property and equipment, net	2,735	2,303	318
Intangible assets, net	419,055	415,597	57,313
Goodwill	172,781	172,781	23,828
Long term investment	234,176	234,588	32,351
Long term deposits and other assets	953	955	132
Right-of-use assets-operating lease	19,209	15,725	2,169
Deferred tax assets	4,337	5,347	737
Total non-current assets	853,246	847,296	116,848
TOTAL ASSETS	1,502,028	1,506,290	207,727

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loan	5,000	5,000	690
Accounts payable	116,251	57,236	7,892
Accrued salary and employee benefits	12,428	9,234	1,273
Accrued expenses and other current liabilities	13,264	4,840	668
Contingent consideration – earn-out liability	4,336	6,314	871
Warrant liabilities	166	15	2
Income tax payable	13,531	10,399	1,434
Lease liabilities-operating lease -current	7,174	7,527	1,038
Deferred revenue	93,383	86,384	11,913
Total current liabilities	265,533	186,949	25,781

Non-current liabilities
Deferred tax liabilities	61,236	60,527	8,347
Lease liabilities-operating lease -non-current	12,773	8,874	1,224
Total non-current liabilities	74,009	69,401	9,571
TOTAL LIABILITIES	339,542	256,350	35,352

Commitments and contingencies

EQUITY
Ordinary share, no par value, unlimited Class A ordinary shares and Class B ordinary shares authorized, 36,684,668 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of December 31, 2022, respectively. 37,679,786 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2023, respectively*

Class A ordinary shares	396,880	418,599	57,728
Class B ordinary shares	23,896	23,896	3,295
Shares to be issued	33,923	20,817	2,871
Treasury stocks	(16,482)	(16,482)	(2,273)
Statutory reserves	39,208	42,949	5,923
Retained earnings	665,099	742,944	102,457
Accumulated other comprehensive income	18,070	17,572	2,423
Total shareholders’ equity	1,160,594	1,250,295	172,424
Non-controlling interests	1,892	(355)	(49)
Total equity	1,162,486	1,249,940	172,375
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,502,028	1,506,290	207,727

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Livestreaming - consumable virtual items revenue	497,330	349,629	48,216	940,768	640,740	88,362
Livestreaming - time based virtual items revenue	6,917	6,379	880	14,382	11,890	1,640
Technical services and others	2,281	7,143	985	14,823	14,812	2,042
Total revenues	506,528	363,151	50,081	969,973	667,442	92,044
Cost of revenues	(413,376)	(312,718)	(43,126)	(762,345)	(576,913)	(79,560)
Gross profit	93,152	50,433	6,955	207,628	90,529	12,484
Operating expenses
Sales and marketing expenses	(452)	(257)	(35)	(1,036)	(466)	(64)
General and administrative expenses	(15,406)	(19,148)	(2,641)	(34,514)	(36,457)	(5,028)
Provision for doubtful accounts	(3,353)	(1,369)	(189)	(3,094)	(2,230)	(308)
Research and development expenses	(18,313)	(18,135)	(2,501)	(35,128)	(34,945)	(4,819)
Total operating expenses	(37,524)	(38,909)	(5,366)	(73,772)	(74,098)	(10,219)
Income from operations	55,628	11,524	1,589	133,856	16,431	2,265
Change in fair value of contingent consideration	6,050	2,540	350	10,790	(1,978)	(273)
Change in fair value of warrants liability	3,883	2,085	288	8,382	153	21
Change in fair value of investment	406	63,570	8,767	867	65,148	8,984
Investment income (loss)	346	(3,870)	(534)	597	(4,088)	(564)
Interest income	755	745	103	1,251	1,182	163
Interest expense	(13)	(54)	(7)	(13)	(87)	(12)
Other income, net	26	354	49	86	525	72
Foreign exchange gain (loss), net	(513)	1,454	201	(453)	1,421	196
Income before income taxes	66,568	78,348	10,806	155,363	78,707	10,852
Income tax benefits (expenses)	807	6,526	900	(4,762)	632	87
Net income	67,375	84,874	11,706	150,601	79,339	10,939
Less: net income (loss) attributable to noncontrolling interest	(299)	138	19	(299)	(2,247)	(310)
Net income attributable to the Company’s shareholders	67,674	84,736	11,687	150,900	81,586	11,249

Other comprehensive income:
Other comprehensive income (loss) - foreign currency translation adjustment	602	(511)	(70)	566	(498)	(69)
Comprehensive income	67,977	84,363	11,636	151,167	78,841	10,870
Less: comprehensive income (loss) attributable to non-controlling interests	(299)	138	19	(299)	(2,247)	(310)
Comprehensive income attributable to the Company’s shareholders	68,276	84,225	11,617	151,466	81,088	11,180

Weighted average number of shares*
Basic	38,602,936	40,447,415	40,447,415	37,122,362	40,447,415	40,447,415
Diluted	38,602,936	40,771,279	40,771,279	37,122,362	40,660,023	40,660,023
Earnings per share
Basic	1.75	2.09	0.29	4.06	2.02	0.28
Diluted	1.75	2.08	0.29	4.06	2.01	0.28

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s shareholders	67,674	84,736	11,687	150,900	81,586	11,249
Less:
Change in fair value of contingent consideration	6,050	2,540	350	10,790	(1,978)	(273)
Change in fair value of warrants liability	3,883	2,085	288	8,382	153	21
Share based compensation	(3,711)	(6,720)	(927)	(7,437)	(8,613)	(1,188)
Adjusted net income attributable to the Company’s shareholders*	61,452	86,831	11,976	139,165	92,024	12,689
Adjusted net income attributable to the Company’s shareholders per ordinary share*
Basic	1.59	2.15	0.30	3.75	2.28	0.31
Diluted	1.59	2.13	0.29	3.75	2.26	0.31

“Adjusted net income attributable to the Company’s shareholders” is defined as net income attributable to the Company’s shareholders excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” above.